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                                                                     Exhibit 3.8
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On December 6, 1996, the Board of Directors of the Company amended Section 4.4 of the Bylaws of the Company to read in its entirety as follows:

     "Section 4.4.  Special Meetings.  Special meetings of the Board of
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     Directors may be called by the President upon 24 hours notice to each director, personally or by mail, telegram or facsimile. Special meetings shall be called by the President in like manner and on like notice on the written request of two (2) directors. Except as may be otherwise expressly provided by statute, the Articles of Incorporation or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting."